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                              August 31, 2023

       Patrick Keenan
       Executive Vice-President and Chief Financial Officer
       Polymet Mining Corp.
       444 Cedar Street
       Suite 2060
       St. Paul, MN 55101

                                                        Re: Polymet Mining
Corp.
                                                            Schedule 13E-3
filed on August 22, 2023
                                                            File No. 005-82296

       Dear Patrick Keenan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed on August 22, 2023

       General

   1.                                                   Disclosure throughout
the proxy circular indicates that the Board determined that the
                                                        Arrangement is in the
best interest of the Company and fair to the "Minority
                                                        Shareholders." Please
note that the staff considers officers and directors of the Company to be affiliates when
considering whether such reference is sufficiently specific to satisfy
                                                        Item 1014(a) of
Regulation M-A. Please refer to the definition of "affiliate" in Exchange
                                                        Act Rule 13e-3(a)(1).
Please advise whether the phrase    Minority Shareholders    applies
                                                        to any other directors
and officers of the Company or its affiliates who are not necessarily shareholders of, or
otherwise affiliated with, Glencore or its affiliates. Disclosure
                                                        regarding the Board   s
fairness determination with respect to the phrase    Minority
                                                        Shareholders,    as
opposed to unaffiliated holders of Shares, may not necessarily satisfy
                                                        Item 8 of Schedule
13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider
the disclosure on page 14 and elsewhere that    Glencore believes
 Patrick Keenan
FirstName  LastNamePatrick Keenan
Polymet Mining   Corp.
Comapany
August  31, NamePolymet
            2023        Mining Corp.
August
Page  2 31, 2023 Page 2
FirstName LastName
         that the Arrangement is fair to the Company's    unaffiliated security
holders    as defined in
         Rule 13E-3 under the U.S. Exchange Act.    We acknowledge the
discussion on page 84
         under the heading    Minority Approval,    but it is not clear from
such disclosure whether
         the aforementioned directors and officers are included in the carveout found in clauses (i)
         or (ii) of such discussion. In addition, the second paragraph of such discussion only notes
         that    [t]he Shares held, directly or indirectly, by Glencore...will be excluded from the vote
         of the Minority Shareholders.
Forward-Looking Information, page ii

2.       Disclosure states that    [t]his Circular contains
forward-looking statements    within the
         meaning of the U.S. Securities Laws   , and PolyMet intends that such
forward-looking
         statements be subject to the safe harbors created thereby.    The safe
harbor provisions of
         the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section
         21E(b)(1)(E) and Question and Answer 117.05 of the Division of
Corporation Finance   s
         Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act
         Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy circular to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
Position of Polymet as to the Fairness of the Arrangement, page 27

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13,
         1981). Please revise this section to include the factors in clauses
(ii) through (v) of
         Instruction 2 to Item 1014 or explain why such factors were not deemed material or
         relevant to the Board   s fairness determination. If the procedural
safeguard in Item
         1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure in the second to last bullet point on page 29, but please refer to our comment above regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please also consider this comment with respect to the position of Glencore as to the fairness of the Arrangement disclosed on pages 50 through 52 with respect to the factors in clauses (ii) through (v) and clause (viii) of Instruction 2 to Item 1014 and the procedural safeguards in Item 1014(c)
         and (e).
Formal Valuation and Maxit Fairness Opinion, page 32

4.       Disclosure on page 34 indicates that Maxit reviewed certain internal Management
         forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf
of PolyMet    in
         connection with rendering the Formal Valuation and Maxit Fairness Opinion. To the
 Patrick Keenan
Polymet Mining Corp.
August 31, 2023
Page 3
       extent these forecasts, projections, etc. and related assumptions are not disclosed in their entirety in Appendix C, please disclose in the proxy circular. Please also consider this
       comment with respect to the    certain internal financial forecasts
referenced in clause (i)
       on page 46 describing information that Paradigm reviewed in rendering the Paradigm
       Fairness Opinion.
Paradigm Engagement and Background, page 45

5.     Disclosure indicates that    Paradigm is being paid a work fee of
US$50,000 on a monthly
       basis, which 50% of the work fee will be applied towards any success fee and a success
       fee equal to 0.65% of the enterprise value of the Arrangement.    Please
quantify the
       success fee in U.S. dollars.
Opinions of Financial Advisors, page 49

6.     Disclosure on page 49 refers to    [t]he summary of Paradigm   s
analyses described below,
       yet unlike corresponding disclosure regarding Maxit   s analyses
included on pages 36
       through 44, there is no comparable summary of Paradigm   s analyses.
Please revise to
       provide the disclosure described in Item 1015(b)(6) of Regulation M-A. In responding to this comment, please also note Exchange Act Rule 13e-3(e)(1)(ii). Certain Effects of the Arrangement, page 52

7. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,
FirstName LastNamePatrick Keenan
                                                              Division of
Corporation Finance
Comapany NamePolymet Mining Corp.
                                                              Office of Mergers
& Acquisitions
August 31, 2023 Page 3
cc:       Denise Nawata
FirstName LastName